Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 8, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley, Esq.
Erin Jaskot, Esq.
Division of Corporation Finance
Office of Trade & Services

Re:	RC Driven Holdings LLC

Draft Registration Statement on Form S-1

Submitted March 26, 2020

CIK No. 0001804745

Ladies and Gentlemen:

On behalf of RC Driven Holdings LLC, a Delaware limited liability company (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on March 26, 2020.

Amendment No. 1 is being confidentially submitted to the Securities and Exchange Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated April 23, 2020 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

Basis of Presentation, page ii

1.

Please clarify whether you differentiate between franchises and company-operated stores when determining “same store base” and, therefore, “same store sales.” In addition, we note that same store sales is defined to include those stores open for the given fiscal period in both the current year and comparable prior year periods. Please clarify whether you include only stores that were open for the entire year period or for another specific length of time, or if you also include stores that were open for only part of that period.

The Company advises the Staff that same store sales metrics are presented inclusive of all stores (franchised and company-operated) that were open for a comparable period within both the current year and prior year periods. For example, annual same store sales are inclusive of sales for each week in which the location was open in both the current year and prior year. Further, quarterly same store sales are inclusive of sales for each week in which the location was open in both the current quarter and the prior year quarter. To clarify this point, the Company has revised the Registration Statement in response to the Staff’s comment. Please see page iii of Amendment No. 1.

2.

We note that “system-wide sales” and “store count” include both company-operated stores and franchised stores. We further note that these metrics are used to assess net unit growth and drivers of trends in system-wide sales, franchise royalties and fees revenue and company-operated store sales. Given that the company-operated stores and franchised stores contribute to revenues in different ways, please tell us how these metrics helps assess items such as trends in franchise royalties and company-operated store sales. Please also revise your disclosure throughout to provide details of which proportions represent your revenues versus franchisees’ revenues, and clarify that you generate only royalty revenue from the franchisees’ revenues. Please similarly provide the store count separately for company-operated stores and franchised stores.

In response to the Staff’s comment, the Company has revised the Registration Statement throughout to refer to royalties as “franchise royalties,” which clarifies that royalty revenue is generated from franchisees’ revenue, and to provide store count separately for company-operated stores and franchised stores. Please see pages 16, 27, 36, 38, 40, 74 and 91 of Amendment No. 1. In addition, the Company has revised the Registration Statement to include disclosure on the percentage of system-wide sales attributable to franchised stores. Please see pages 1, 62 and 77 of Amendment No. 1.

The Company further advises the Staff that it provides total system-wide sales and company-operated store sales, and therefore effectively discloses system-wide sales from franchised stores, which can be derived by deducting company-operated store sales from total system-wide sales.

The Company also advises the Staff that system-wide sales help assess trends in franchise royalties and fees since franchise royalties and fees are substantially based on a percentage of such franchisee’s system-wide sales. Approximately 98% of franchisees pay franchise royalties based on a percentage of gross sales. Therefore, increases in system-wide sales, whether they come from the franchise stores or company-operated stores, will have a similar proportional effect on company-operated store sales and franchise royalties and fees.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

Use of Non-GAAP Financial Information, page iii

3.

Please expand your disclosures to clarify why your non-GAAP measures that exclude amortization of acquired intangible assets are useful to investors in light of the fact that the related intangible assets appear to be directly related to the generation of revenue.

The Company acknowledges the Staff’s comment and believes the adjustment to exclude amortization of acquired intangible assets from Adjusted Net Income is useful to investors. Our recorded intangible assets primarily relate to franchise agreements and trademarks. The adjustment is a non-cash amount which is not affected by operations of any particular period and which typically fluctuates period over period based on the size and timing of the Company’s acquisition activity. Accordingly, we believe the adjustment enhances the Company’s and our investors’ ability to compare our past performance with our current performance and to analyze underlying business trends. To provide additional clarity in the Company’s reporting related to Adjusted Net Income, the Company has revised the Registration Statement in response to the Staff’s comment. Please see page iii of Amendment No. 1.

Prospectus Summary

Driven Brands’ Overview, page 1

4.	Please disclose the measure by which you are the “largest automotive services company,” and the “leading automotive services provider in North America.”

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages ii, 1 and 62 of Amendment No. 1.

5.	Please define what you mean by “actionable” in your statement that you have “an actionable franchise new unit pipeline of more than 400 committed locations.”

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2, 62 and 77 of Amendment No. 1.

6.

You disclose that “[a]pproximately 84% of [y]our locations are franchised, and [y]our asset-light business model generates consistent recurring revenue.” To provide context for this disclosure, please disclose the percentage of your revenue attributable to franchised-stores compared to your company-operated stores. Please include similar disclosure elsewhere in your prospectus, as appropriate.

The Company has revised the Registration Statement to include the percentage of system-wide sales attributable to franchised stores in response to the Staff’s comment. Please see pages 1, 62 and 77 of Amendment No. 1.

The Company advises the Staff that it also effectively discloses the system-wide sales from franchised stores as discussed in the response provided for comment 2 above.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

Recent Growth and Performance, page 2

7.

We note the charts on page 2. Please include clarifying language, as appropriate, that such charts are inclusive of both company-owned and franchised stores. Please also disclose the store count and same store sales changes from 2015 to 2019 for company-owned stores and franchised stores separately. Please also present your net income data in a chart.

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that store count reflects total store count. Please see pages 2 and 78 of Amendment No. 1. The Company has revised the Registration Statement to disclose the store counts separately for company-operated stores and franchise stores in 2015 and 2019 on page 16.

The Company advises the Staff that disclosing the CAGR of store count changes separately for company-owned stores and franchised stores would be potentially misleading for investors. In 2015, only 3% of the Company’s store base was comprised of company-operated stores. Because the number of company-operated stores was very low in 2015, the inordinately high CAGR for company-operated stores would not be meaningful to investors. Therefore, the Company has not provided the CAGR of store count changes separately for company-operated stores and franchised stores.

The Company believes a breakdown of same store sales changes based on its reporting segments, which is disclosed on page 64 of the Registration Statement, is more appropriate than a breakdown based on company-operated stores and franchised stores. The percentage of company-operated stores and franchised stores varies across the Company’s different segments and the mix changes depending on the Company’s strategy at any time. Same store sales changes for company-operated stores and franchised stores would not be meaningful to assess the Company’s multi-branded operations. As such, the Company’s financial presentations to its senior management team include same store sales by its reporting segments but do not include system same store sales broken out based on company-operated stores and franchised stores. The Company believes that additional disclosure of same store sales changes for company-operated stores and franchised stores is not material and would potentially be confusing for investors.

In response to the Staff’s comment, the Company has revised the Registration Statement to give net income greater prominence over Adjusted EBITDA in the bullet-point list. Please see pages 2 and 78 of Amendment No. 1.

Our Opportunity: The Large, Growing, Recession-resistant and Highly Fragmented Automotive Services Industry, page 3

8.	In an appropriate place in your filing, please define “average repair order per visit” and “unit count.”

The Company has revised the Registration Statement in response to the Staff’s comment. The Company advises the Staff that it uses “store” and “unit” interchangeably as described under “Basis of Presentation” but has revised “unit count” to “store count” to avoid confusion. Please see pages ii, 6 and 82 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

Growing Our Brands with New Locations, page 6

9.	We note that you state that you have grown your unit count at a CAGR of 8% since 2015. Please disclose the growth rate separately for each of your franchised-stores and company-owned stores.

The Company respectfully advises the Staff that disclosing the growth rate separately for each of its company-operated stores and franchised stores would not provide any meaningful additional information to investors for the reasons discussed in the response provided for comment 7 above.

Pursue Accretive M&A in Existing and New Service Categories, page 8

10.

We note your disclosure that “Driven Brands is optimally positioned to continue its long and successful track record of acquisitions, both in [y]our existing service categories as well as into new, complementary ones, and [you] maintain an actionable pipeline of M&A opportunities.” Please disclose whether you have any current plans to enter into a merger or acquisition, and if so, whether you will use any proceeds from this offering to fund such merger or acquisition. In this regard, we note your disclosure on page 54 that “[w]hile [you] currently have no specific plan for the use of the remaining net proceeds of this offering, [you] anticipate using a significant portion of these proceeds to implement [y]our growth strategies.” See Instruction 6 to Item 504 of Regulation S-K.

The Company advises the Staff that it does not have any current plans to make specific acquisitions. To the extent that this changes, the Company will update the Registration Statement in accordance with Instruction 6 to Item 504. The Company has also revised the Registration Statement in response to the Staff’s comment. Please see page 55 of Amendment No. 1. The Company further advises the Staff that it has recently completed a small acquisition that it expects to disclose in a subsequent amendment to the Registration Statement.

Risk Factors

Risks Relating to Our Business

“Our business is affected by the financial results of our franchisees.”, page 18

11.

We note your disclosure that if your franchisees are unable to obtain adequate sources of financing, “[you] may be required to assume the responsibility for additional lease payments on domestic locations.” Please clarify the circumstances under which you would be required to assume lease payments for franchisees, and whether and to what extent you are currently liable for franchisee lease payments.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 19 of Amendment No. 1.

In certain circumstances, the Company may be the lessor under a master lease for a location that is operated by a franchisee. When this occurs, the Company then subleases the real estate to the operating franchisee and collects rent, which is then used to pay rent to its landlord under the master lease. In the event a franchisee fails to obtain appropriate financing and is unable to pay rent under a sublease, the Company is obligated to pay rent under the master lease. Currently, the Company is in such arrangements for less than 3% of all franchised locations.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

“Our failure to build and maintain relationships with insurance partners could adversely affect our business.”, page 22

12.

In an appropriate place in your filing, please briefly describe the material terms of your performance-based agreements with insurance companies, including their typical duration and conditions to termination.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 23 of Amendment No. 1.

“Our failure or our franchisees’ failure to comply . . .”, page 27

13.

We note your disclosure that “some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers.” Considering your disclosure elsewhere that your operations are concentrated in certain states, please disclose whether and to what extent these state and local laws impact your current operations, including, specifically, whether these states and localities include states in which your operations are concentrated.

The Company advises the Staff that the majority of its locations are franchised. In such locations, any decision regarding employee benefits are solely within the purview of the franchisee, as the Company, as franchisor, is expressly not the employer of such individuals employed by the franchisee. The Company’s primary places of business are its offices in North Carolina, California and Maryland, and employees in such offices receive health benefits in excess of the respective state requirements.

Risks Relating to the Franchisees

“Franchise documents are subject to termination and non-renewal.”, page 37

14.

We note your disclosure that “[u]nder certain circumstances a franchise document may be terminated by the franchisor under the franchise document upon notice without an opportunity to cure.” Please briefly describe these circumstances. In addition, to the extent material, please disclose the percentage of franchise documents with terms that expire in 2020, and the overall renewal rate for your franchisees, to the extent this information is available.

The Company has revised the Registration Statement to describe the circumstances under which the Company may terminate a franchise document without an opportunity to cure in response to the Staff’s comment. Please see page 38 of Amendment No. 1.

The percentage of franchise documents expiring in 2020 represents less than 10% of the Company’s franchised stores. Nonrenewal of franchise documents has not been and is not expected to be a material factor in the Company’s business. Therefore, the Company believes that the percentage of franchise documents expiring in 2020 and overall renewal rate is not material information for investors.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

Use of Proceeds, page 54

15.

You state that you currently expect to use a portion of the proceeds from this offering to prepay senior notes. Please include in selected financial data, pro forma earnings per share for the most recent fiscal year that gives effect to the number of shares necessary to be issued to produce net proceeds sufficient to prepay the senior notes, along with the net of tax effect on interest expense on earnings available for common shareholders. Please include a footnote description of the pro forma EPS calculation.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 61 and F-34 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2019 Compared to 2018

Operating Expenses, page 64

16.

We note that bad debts expense tripled in the fiscal year 2019 compared to fiscal 2018, yet there is no specific discussion of this fluctuation in your discussion of results of operations. While you state 12% of the 13% increase in SG&A was due to acquisitions, it is unclear how this disproportionate increase affected SG&A and whether it is indicative of a deterioration in accounts and notes receivable. Please advise the reason for the increase and consider a discussion under the appropriate heading in MD&A.

The Company advises the Staff that it has considered the increase in bad debt expense in fiscal year 2019 compared to fiscal year 2018 and believes the increase is not indicative of a deterioration in the quality of accounts and notes receivable nor indicative of any meaningful change in credit risk of its customers. The allowance for doubtful accounts as a percentage of total gross receivables, excluding the impact of 2019 acquisitions, decreased from approximately 24% in 2018 to 20% in 2019.

Beginning in fiscal year 2018, the Company underwent process changes to improve collections resulting in a decrease in the days sales outstanding, a decrease in the volume of significantly aged accounts receivables, and the recovery of certain past due balances at a rate higher than expected. Accordingly, the Company’s bad debt expense in fiscal year 2018 was lower than its expected run-rate.

Accordingly, the Company has considered the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations for 2019 Compared to 2018” as the Staff has suggested, and the Company respectfully concludes that the current discussion is appropriate as the Company believes describing the $1.2 million increase in bad debt expense from fiscal year 2018 to fiscal year 2019 is not meaningful, nor material to investors, because it is not indicative of a material trend in the Company’s operating results.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

17.

You state that you did not incur any acquisition costs in 2018, yet you state in Note 2 that you excluded $1 million of expenses related to one-time transaction costs in 2018. Please supplementally explain what appears to be a discrepancy or revise.

The Company has revised the Registration Statement to remove the reference to a pro forma adjustment for one-time transaction costs in 2018 in response to the Staff’s comment. Please see page F-19 of Amendment No. 1.

Additionally, in the process of addressing the Staff’s comment, the Company has revised the unaudited pro forma revenue and net income included in supplemental pro forma unaudited information on page F-19 to reflect incremental pro forma adjustments. Revised pro forma adjustments primarily include incremental amortization expense resulting from the preliminary purchase price allocation, offset by removal of interest expense associated with legacy Clairus debt paid off in conjunction with consummating the transaction and additional one-time transaction costs.

Segment Results of Operations for 2019 Compared to 2018, page 66

18.

We note that revenue increased in both your Paint, Collision & Glass and Maintenance segments due to same store sales growth and increased store count. Please disclose the percentage of same store sales growth and increased store count that are attributable each to company-operated stores and franchised stores.

The Company has revised the Registration Statement to include the percentage of same store sales growth and additional disclosure concerning the increased store count within the Paint, Collision & Glass and Maintenance segments in response to the Staff’s comment. Please see pages 67 and 68 of Amendment No. 1.

The Company advises the Staff that it is not including same store sales metrics for company-operated and franchised stores separately for the reasons discussed in the response provided for comment 7 above.

Long-term Debt, page 68

19.

We note that your Senior Notes, Variable Funding Note, and Income Tax Receivable Agreement have interest rates that are or may be tied to LIBOR. Please update the relevant disclosure to reflect the expected discontinuation of LIBOR, and amend your risk factor disclosure to discuss the related risks, if any.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 42 and 76 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

Our Opportunity: The Large, Growing, Recession-Resistant Highly Fragmented Auto Services Industry, page 77

20.

We note your disclosure in footnote 2 that the information in the graphic on page 78 is “[b]ased on management estimates using internal knowledge in addition to information derived from publicly available third party sources.” Please identify these third party sources.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 3 and 79 of Amendment No. 1.

Recent Growth and Performance, page 77

21.

We note footnote 1 to the graphic in this section, which states that “2019 revenue includes $66 million of advertising contributions in accordance with [y]our adoption in 2018 of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.” Please revise your disclosure to clarify whether this adoption affects the comparability of 2019 revenue to prior periods, and the “growth” in CAGR shown in your graphic.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2 and 78 of Amendment No. 1.

22.

We note your statement that “the majority of system-wide costs are borne by the franchisees themselves.” Please define “system-wide costs.” Also, for context, please provide a brief description of the extent to which you are responsible for system-wide costs, compared to franchisees.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2 and 78 of Amendment No. 1.

Proven Ability to Drive and Integrate Highly Accretive M&A, page 81

23.

We note your disclosure that “many” of your acquisitions are “tuck-in acquisitions of independently-owned shops that are highly value accretive when integrated into [y]our platform.” For context, please explain how the structure of these acquisitions result in “highly accretive” value when integrated into your platform. Further, please describe the other types of acquisitions you have historically engaged in, and how these acquisitions add value to your business.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 5, 82 and 89 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

The Strategies that Will Continue Our Track Record of Growth

Grow our Brands with New Locations, page 81

24.

You disclose that you have “the potential to more than triple [y]our store base to over 10,000 locations in North America within [y]our existing service categories.” For context, please provide a time frame for this expected growth.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2, 6, 63, 77 and 82 of Amendment No. 1.

Platform Services Segment

PH Vitres D’Autos, page 86

25.	Please define “active customers,” and “captive customers.”

The Company has revised the Registration Statement to remove such references in response to the Staff’s comment. Please see page 87 of Amendment No. 1.

Franchising Strategy, page 89

26.

You disclose that “[you] have multiple attractive franchise models that result in [y]our strong track record of opening stores with existing and new franchisees.” Please briefly describe each of your franchise models, including how you generate revenue from each model.

The Company has revised the Registration Statement to remove the reference to multiple franchise models in response to the Staff’s comment. Please see page 90 of Amendment No. 1.

Franchise Agreements, page 90

27.

We note your disclosures that “royalties [are] typically based on a percentage of gross sales,” and “contributions towards national and local advertising funds [are] also typically based on a percentage of gross sales.” Please briefly describe the other measures upon which you base royalties and contributions towards advertising funds. Please also disclose the percentage of franchisees that pay royalty fees based on a percentage of retail sales versus a flat amount. Please disclose the material terms of such agreements, including obligations you have to your franchisees. Please also discuss the amount of control you have regarding the day-to-day operations of the franchisees.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 91 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

Report of Independent Registered Public Accounting Firm, page F-2

28.

Please explain to us why your auditors are unable to present a signed opinion on the financial statements until “. . . issuance of the financial statements, which include the date of change in segments . . . .”

The Company advises the Staff that because this comment directly relates to the audit report, the Company requested its auditors to respond to this comment. The Company has received the following response from Grant Thornton LLP:

During the first quarter of fiscal year ending December 26, 2020, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. Following a change in reportable segments, ASC 280-10-50-34 requires an entity to retrospectively revise the segment presentation for corresponding prior periods as well, unless impracticable.

Since the change occurred subsequent to December 28, 2019 (end of the most recently completed fiscal year) and it is a non-recognized subsequent event, ASC 855, Subsequent Events would require the Company to include segment information in the annual financial statements based on the old structure. When the interim financial statements for the three months ended March 28, 2020 are issued, the Company would be required to restate the segment information for prior periods in accordance with the new structure.

The Company advised us that its IPO registration statement on Form S-1 is not expected to be publicly filed prior to inclusion of financial statements for the 3-months ended March 28, 2020. To avoid presenting segment information based on the old structure, which would then be revised once interim financial statements for the three months ended March 28, 2020 are included in the registration statement, the Company included segment information in the annual financial statements for years ended December 28, 2019 and December 29, 2018 based on the new structure. However, since U.S. GAAP (ASC 280) would permit such presentation only when post-event financial statements are issued, we are unable to issue a signed opinion on financial statements that include segment information presented pursuant to the new structure, until subsequent interim financial statements have been issued.

As outlined in FRM Section 4700 and also in our experience in similar circumstances, the SEC staff permits inclusion of a “to be issued” opinion with a signed preface from the auditor stating that it expects to be in a position to issue the report in the form presented at or before effectiveness. Additionally, we discussed this fact pattern with CF-OCA staff prior to the Company’s confidential submission of the draft registration statement. The Company has advised us that interim financial statements for three months ended March 28, 2020 will be included in the next amendment and at such time, we will be in a position to issue a signed audit opinion on the annual financial statements as of and for the years ended December 28, 2019 and December 29, 2018 for inclusion in the Company’s registration statement.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

Note 1. Description of Business and Summary of Significant Accounting Policies Intangible Assets Including Goodwill, page F-13

29.

You indicate goodwill is tested for impairment at the reporting unit level. On page F-18 you disclose, among other things, goodwill on acquisitions by reportable segment. Similarly you disclose goodwill by reportable segment on page F-28. Given the significance of goodwill to your balance sheet, please consider providing more granular disclosure of the level at which you evaluate goodwill for impairment. In this regard, please advise whether your operating segments are the same as your reportable segments.

The Company advises the Staff that the Company’s operating segments are the same as its reportable segments, although the Company acknowledges it has more reporting units than operating segments. The Company has assessed goodwill in 2019 at a reporting unit level, as previously disclosed in Note 1 on page F-13, but has supplemented disclosure in the Registration Statement to provide additional discussion of how the reporting units were determined. Please see page F-13 of Amendment No. 1.

The Company has respectfully considered additional disclosure related to its goodwill assessment on pages F-18 and F-27, but has concluded the Company has satisfied the applicable disclosure requirements of ASC 350. The Company does not believe providing additional disclosure would meaningfully enhance an understanding of the level at which goodwill is evaluated for impairment.

Advertising Funds, page F-16

30.

Please supplementally explain how advertising fund contributions and expenditures by fund operate. In this regard, we note that any excess of advertising fund contributions over expenditures are reported as a deferred liability while an excess of advertising fund expenditures over contributions will reduce net income for funds that carried a deficit into the current period.

The Company advises the Staff that on a fund-by-fund basis, the Company accounts for advertising fund contributions and related advertising fund expenditures in accordance with ASC 606. As such, the Company recognizes advertising fund contributions gross as part of revenue (as opposed to a net reduction to advertising expenses under historical GAAP). In the event an advertising fund’s contributions exceed related advertising fund expenditures in a period (a “surplus”), advertising fund expenditures are accrued up to the amount of contributions and an accrued liability is recognized in the consolidated balance sheets. Conversely, in the event an advertising fund’s expenditures exceed contributions (i.e., the advertising fund is over-spent), net income is reduced to the extent a prior year cumulative surplus does not exist.

To provide additional clarity, the Company has revised its related disclosures within the Registration Statement in response to the Staff’s comment. Please see page F-11 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

Financial Statements

Note 6. Long-term Debt, page F-22

31.

You state that, “[a]s a result of the restrictions described above, $638 million of the subsidiaries net assets are effectively restricted in their ability to be transferred to RC Driven Holdings, LLC, as of December 28, 2019.” Please advise what consideration was given to providing the information required by the disclosure requirements at Rule 4-08(e)(3) of Regulation S-X and Schedule I at Rule 5-04 of Regulation S-X.

The Company advises the Staff that it has considered and disclosed the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the registrant in the form of cash dividends, loans or advances required by Rule 4-08(e)(3)(i), as well as the impact on calculating and disclosing restricted net assets required by Rule 4-08(e)(3)(ii). The Company considered inclusion of Schedule I of Rule 5-04 of Regulation S-X and acknowledges that while the Company exceeds the 25% threshold for requirement of separate parent-only financial statements, the Company respectfully submits that because there was no substantive activity, no material assets nor liabilities and no material cash flows in the parent company, a fact that was disclosed on page F-24 in the notes to the consolidated financial statements, the Company concluded that separate parent-only financial statements are not material nor meaningful to investors. The Company believes that the current footnote disclosure provides the necessary information that is useful to an investor.

32.

You define “the Issuer” as Driven Brands Funding, LLC on page F-22 whereas on page ii you define the issuer as RC Driven Holdings LLC. Given your Series Notes are obligations of the Issuer and are guaranteed by Driven Funding Holdco, LLC in the instance of the Series 2019-1 Notes, and are guaranteed by the Securitization Entities for the remaining Series Note obligations, please explain how you analyzed Rule 3-10 of Regulation S-X in the context of providing guarantor financial statements. Please be detailed in your analysis.

The Company has revised the definition of Driven Brands Funding, LLC from the “Issuer” to the “Master Issuer” throughout the Registration Statement in response to the Staff’s comment. Please see pages F-22 through F-24 of Amendment No. 1.

The Company advises the Staff that the Company determined that Rule 3-10 of Regulation S-X (“Rule 3-10”) is not applicable as the notes issued under its securitized debt facility are not registered securities. Rule 3-10(a)(1) provides that Rule 3-10 applies only to registered securities.

*     *     *

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2020

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Matthew L. Barnett at (212) 373-3103.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Tiffany Mason

RC Driven Holdings LLC

Scott O’Melia, Esq.

RC Driven Holdings LLC

Blake Clardy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Matthew L. Barnett, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ian D. Schuman, Esq.

Latham & Watkins LLP